NORSAT INTERNATIONAL INC. ANNOUNCES ESOP PLACEMENT

Vancouver, British Columbia – January 27, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that it will offer common shares for purchase through an Employee Share Ownership Plan (“ESOP”) under the Employee Investment Act (British Columbia). The share ownership plan will enable employees (including those from Sinclair), full-time contractors and directors to purchase up to 1,000,000 common shares of the Company at a price of US$0.570 per common share for total gross proceeds of up to US$570,000. The Company’s ESOP offering is expected to be open to eligible persons on February 1, 2011 until February 15, 2011.

Each eligible employee, full-time contractor and director will be offered an equal number of common shares to purchase.

The Company's offering under its ESOP will be conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act.

The plan provides eligible participants with several tax and other advantages. Purchases under the ESOP plan are eligible for contribution into a Registered Retirement Savings Plan (RRSP). In addition, purchases may also be eligible for certain British Columbia provincial tax credits under the Employee Investment Act.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at  www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

President & CEO

Tel: 604 821-2808

Email: achan@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities. The forward-looking statements in this press release include statements regarding the intention of Norsat to complete the acquisition of Sinclair Holdings and the benefits expected to be obtained by completing the acquisition. The forward-looking statements are based on reasonable assumptions, including that Norsat will be able to satisfy all conditions required to obtain funding to complete the acquisition. Factors that may cause results to vary from those anticipated include the risk that the Company may not be able to complete the financing necessary to pay cash portion of the purchase price and that future results of Sinclair Holdings are consistent with past results. Although Norsat. believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, but such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Norsat’s management on the date the statements are made. Norsat undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended September 30, 2010, and the Management Discussion and Analysis for the quarter ended September 30, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.